Exhibit (a)(1)(C)

Form of Email to Stockholders

Subject Line: Notice of Offer to Purchase Shares of Class C Common Stock (Liquidity Offer)

Today, September 13, 2017, Dell Technologies Inc. (the “Company”) has commenced an offer to purchase shares of Class C Common Stock for a purchase price of $32.70 in cash. The offer is scheduled to expire at 11:59 p.m., New York City time, on October 13, 2017, unless the Company extends the offer. Our records indicate that you hold shares of Class C Common Stock of the Company that are eligible for sale to the Company.

This offer to purchase is subject to the terms and conditions set forth in the Offer to Purchase dated September 13, 2017 and the related tender election form being delivered to you. Please carefully review in their entirety the accompanying Offer to Purchase and tender election form, which contain the terms and conditions of the offer, including information about the number of shares you are eligible to sell and the action you need to take if you are interested in tendering your shares.

The contractual transfer restrictions to which you are subject may limit the number of shares that you may sell in the offer. Existing contractual restrictions generally have the effect of limiting volitional sales of Class C Common Stock, by stockholders subject to such contractual restrictions, to sales by employees in good standing, other than limited exceptions that do not apply to this offer to purchase. The attached tender election form sets forth the maximum number of shares of Class C Common Stock that are eligible for sale in the offer under the contractual transfer restrictions applicable to you.